Exhibit 99.2
Board Holds Press Conference
Mumbai, 13 April 2009: The Board of Directors (the “Board”) of Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”) held a brief press conference to announce that it had determined Venturbay Consultants Private Limited, a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”), as the highest bidder to acquire a controlling stake in the Company, subject to the approval of the Hon’ble Company Law Board.
The Company has issued a prior press release setting forth the process followed by the Board, under the supervision of Mr. Justice S. P. Bharucha, to evaluate the technical and financial bids submitted by bidders at the culmination of which Tech Mahindra emerged as the highest bidder.
During the half-hour long press conference, the Board fielded questions from members of the press relating to the bid process and the Company. The Board stated that the financial bids of the three bidders that qualified for the financial bid round were Rs. 58 (Tech Mahindra), Rs. 45.90 (Larsen & Toubro Limited) and Rs. 20 (consortium of WL Ross funds) per share. The Board was asked whether the Tech Mahindra SPV could bring in another investor at a later point in time. The Board stated that the SPV may bring in another investor on the condition that the Company’s assets were not stripped. An additional condition to the SPV bringing in another investor is that there shall be no change in control of such SPV or any step-up intermediate SPVs for a period of three years from the date of the preferential allotment or the subsequent preferential allotment (if any) without the prior approval of the Hon’ble Company Law Board.
The Board was asked whether information provided to bidders would be made public to other shareholders, in response to which it is stated that any material non-public information provided to bidders will be disclosed, as required by applicable laws, at an appropriate time. Pursuant to a question from the press as to the number of employees at the Company, the Company wishes to state that, as of March 20, 2009, based on internal company data, there were approximately 42,000 employees of the Company on a stand-alone basis.
In response to another query, the Board stated that the Company had a land bank of approximately 450 acres, approximately 50% of which is leasehold property. The Board also stated that two properties owned by the Company and located at the Satyam Infocity campus and Satyam Technology Center campus, both in Hyderabad, had been valued by three independent valuers and the average of their valuations was Rs. 1,700 crores (approximately US$ 340 million based on the exchange rate of Rs. 50 to US$1). The Company has been sanctioned bank loans of an aggregate of Rs. 600 crores (approximately US$ 120 million based on the exchange rate of Rs. 50 to US$1) by two Indian banks against security of these properties. The Board stated that the Company will utilise the subscription amount paid by the highest bidder to acquire the 31% stake, subsequent to allotment of shares to such bidder, to retire bank debt of Rs. 300 crores (approximately US$ 60 million based on the exchange rate of Rs. 50 to US$1)
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the plans of the highest bidder for any additional investors, the timing of the public disclosure of the information provided to bidders, valuation of the Company’s real estate, the consummation of the Preferential Allotment and the Company’s ability to utilize funds received from the consummation of the Preferential Allotment to retire bank debt, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.